Mail Stop 4561

December 8, 2008

VIA USMAIL and FAX (702) 233 - 2586

Mr. Sean McKay
Chief Accounting Officer
B & B B, Inc.
10777 West Twain Avenue
Las Vegas, Nevada 89135

> **Re:** **B & B B, Inc.**
> **Form 10-K for the year ended 12/31/2007**
> **Filed on 3/31/2008**
> **File No. 333-123179-04**

Dear Mr. Sean McKay:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Financial Statements and Notes

Summary of Significant Accounting Policies

Property and Equipment, page 50

1.   We note your disclosure that "When an impairment write-down is required, the related assets are adjusted to their estimated fair value less costs to sell." It appears that your disclosure only addresses your impairment policy for assets held for sale. Please explain to us, and disclose in future filings, your impairment policy for long-lived assets to be held and used. Refer to paragraph 7 of SFAS 144.

Note 15 – Condensed Consolidating Financial Information, pages 64 – 68

2.   As represented in your correspondence with the staff of the Commission dated January 11, 2008, you stated your footnote disclosures will comply with Rule 3-10(d) of Regulation S-X.   Your presentation of the condensed consolidating financial information does not include a separate column for each issuer, VRCC, RBG, and B& B B, Inc.   Tell us how you considered Rule 3-10(d) of Regulation S-X, which requires a separate column for each subsidiary issuer.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not

Sean McKay
B & B B, Inc.
December 8, 2008
Page 3

foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 - 3414 if you have questions regarding the comments.

Sincerely,

Jorge Bonilla
Senior Staff Accountant